FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                For the month of March 1, 2003 to March 31, 2003

                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794

             Level 9, 28 The Esplanade, Perth Western Australia 6000

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F...v...        Form 40-F............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                 Yes.........       No.........v...

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           CITYVIEW CORPORATION LIMITED
                                   (Registrant)


Date April 2, 2003


/s/THINAGARAN
.................................................
(Signature)
THINAGARAN
Director

                             LIST OF ASX DOCUMENTS

                      FROM MARCH 1, 2003 TO MARCH 31, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


505   Well Report Madura Block - Telaga #1 Well
506   Well Report Madura Block - Telaga #1 Well
507   Well Report Madura Block - Telaga #1 Well
508   Well Report Madura Block - Telaga #1 Well
509   (To view accounts, see following ASIC section)
       Financial Statements for the Year Ended 31 December 2002
510   CityView lodges Financial Statements for the Year Ended 31 December 2002

                             LIST OF ASIC DOCUMENTS

                      FROM MARCH 1, 2003 TO MARCH 31, 2003

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


AACS          Form 388 Copies of Financial Statements and Reports

                               COMPANY LETTERHEAD



March 4, 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                    WELL REPORT MADURA BLOCK -TELAGA #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TELAGA #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           ESTIMATED FIRST WEEK MARCH 2003
TARGET DEPTH:   PROGRAMMED FOR 10,200 FEET
PRESENT DEPTH:  0

FORMATION OBJECTIVE:

       Primary:                                          Secondary:

o Lower Kujung (Poleng Mbr)                      o Lower Tuban
  (Predominately limestone with shale              (Inter bedded Shale/
   and minor sandstone beds)                        Sandstone/Limestone)

o Upper Kujung (Prupuh Mbr)                      o Upper Tuban
  (Predominately Limestone with shale              (Inter bedded Shale/
   and minor sandstone beds)                        Sandstone/Limestone)

CURRENT ACTIVITY:

o The Operator advises that rig-up of Apexindo 2 is almost complete. MIGAS (Indonesia Petroleum Authorities) will inspect the rig on the 4 March 2003.

                               COMPANY LETTERHEAD


March 13, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000


                    WELL REPORT MADURA BLOCK -TELAGA #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:       MEDCO MADURA - PERTAMINA JOB
WELL:           TELAGA #1
RIG:            P.T.APEXINDO 1500HP RIG 2
SPUD:           ESTIMATED FIRST WEEK MARCH 2003
TARGET DEPTH:   PROGRAMMED FOR 10,200 FEET
PRESENT DEPTH:  0

FORMATION OBJECTIVE:

          Primary:                                        Secondary:

o Lower Kujung (Poleng Mbr)                  o Lower Tuban
  (Predominately limestone with shale          (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                    Limestone)

o Upper Kujung (Prupuh Mbr)                  o Upper Tuban
  (Predominately Limestone with shale          (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                    Limestone)

CURRENT ACTIVITY:

o Upon re-evaluation of the data from the off set wells and seismic data, the Operator has determined that the Telaga Well will be a HP/HT well. (High Pressure High Temperature) and has therefore changed the casing program to a higher pressure rating casing.

o In addition, the rig will utilise a Top Drive to assist in drilling at deeper depths.

o There will be a short delay in the intended spud in date as supplies of all additional casing have just been obtained and will arrive at location soon. The top drive will be rigged up after driving the 30-inch conductor casing.

o It is anticipated that the 30-inch casing will be driven mid next week and spud in of the 20-inch section expected to commence around March 21, 2003.

Next Operation: (Conductor hole)

o Rig up hammer and drive 30-inch casing.
o Rig up the top drive.

                               COMPANY LETTERHEAD

March 21, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                    WELL REPORT MADURA BLOCK -TELAGA #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:      MEDCO MADURA - PERTAMINA JOB
WELL:          TELAGA #1
RIG:           P.T.APEXINDO 1500HP RIG 2
SPUD:          ESTIMATED FIRST WEEK MARCH 2003
TARGET DEPTH:  PROGRAMMED FOR 10,200 FEET
PRESENT DEPTH: 0

FORMATION OBJECTIVE:

          Primary:                                     Secondary:

o Lower Kujung (Poleng Mbr)                   o Lower Tuban
  (Predominately limestone with shale           (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                    Limestone)

o Upper Kujung (Prupuh Mbr)                   o Upper Tuban
  (Predominately Limestone with shale           (Inter bedded Shale/Sandstone/
   and minor sandstone beds)                    Limestone)

CURRENT ACTIVITY:

o The Operator advises that it is in the process of rigging up the hammer to drive the 30-inch casing conductor. It is anticipated that the conductor will be driven into the ground today.

o Upon completing the driving of the 30-inch casing the hammer will be rigged down and the top-drive rigged up ready to spud the well.

o It is now estimated that drilling will commence with the spud-in of the well for the 20 inch casing section on Sunday March 23, 2003.

NEXT OPERATION:  (Conductor hole)

o Drive 30-inch casing, rig down hammer.
o Rig up the top drive.

                               COMPANY LETTERHEAD


March 26, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

                    WELL REPORT MADURA BLOCK -TELAGA #1 WELL

CityView Corporation Limited ("CityView") (ASX:CVI) has received the following information from its Joint Venture partner and Operating Shareholder, Pt Medco Energi Internasional TBK ("Medco"):

OPERATOR:      MEDCO MADURA - PERTAMINA JOB
WELL:          TELAGA #1
RIG:           P.T.APEXINDO 1500HP RIG 2
SPUD:          ESTIMATED FIRST WEEK MARCH 2003
TARGET DEPTH:  PROGRAMMED FOR 10,200 FEET
PRESENT DEPTH: 0
FORMATION OBJECTIVE:

           Primary:                                   Secondary:

o Lower Kujung (Poleng Mbr)                   o Lower Tuban
  (Predominately limestone with shale           (Inter bedded Shale/Sandstone/
  and minor sandstone beds)                      Limestone)

o Upper Kujung (Prupuh Mbr)                   o Upper Tuban
  (Predominately Limestone with shale           (Inter bedded Shale/Sandstone/
  and minor sandstone beds)                     Limestone)

CURRENT ACTIVITY:

o The Operator confirms that it has completed driving the 30-inch conductor to 71 ft RKB. The hammer has been rigged down and the Top-Drive rigged up. The Top Drive is presently undergoing function testing.

o The rig is presently waiting for MIGAS inspection and authorization to commence drilling. MIGAS delayed the inspection from March 24, 2003 to March 25, 2003.

o It is anticipated that the well will be spud-in today.

NEXT OPERATION:

o MIGAS inspection.
o Spud-in well.

                               COMPANY LETTERHEAD

28 March 2003


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


            FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2002

        Please find attached the financial statements for the year ended 31 December 2002, which includes the auditor's independent report.

     A copy of the financial statements has been lodged with the Australian
                     Securities and Investments Commission.


                 (To view accounts, see following ASIC section)

            Financial Statements for the Year Ended 31 December 2002

                               COMPANY LETTERHEAD


March 28, 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


             CITYVIEW LODGES FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                31 DECEMBER 2002


CityView Corporation Limited ("CityView") advises that it has lodged its financial statements for the financial year ended 31 December 2002 with the Australian Securities and Investments Commission.

The Annual Report and financial statements can be viewed at CityView's website www.cityviewcorp.com under "Financials".

ASIC Registerd Agent Number

Lodging Party or Agent Name           CITYVIEW CORPORATION LIMITED
                                      ----------------------------
Office, Level, Building or PO Box No. PO BOX 5643
                                      ------------
Street Number & Name                  ST GEORGE'S TERRACE
                                      -------------------
Suburb/City  PERTH    State/Territory WA    Postcode 6831
             ------                   --             ----
Telephone (08) 9226 4788
          --------------
Facsimile (08) 9226 4799
          ---------------
DX Number ______________  Suburb/City _________________
_____________________________________________________________________________

Australian Securities & Investments Commission                  Form 388
                                                        Corporations Act 2001
Copy of Fianncial Statements and Reports                294,295,298-300,307,
                                                        308,319,321,322
                                                        Corporations Regulations
                                                        1.0.08
________________________________________________________________________________

Name CITYVIEW CORPORATION LIMITED
     ----------------------------

ACN / ARBN / ARSN/PIN 009 235 635
                      -----------

Reason for lodgement of statements and reports


  tick the appropriate box [X] A public company or a disclosing entity which is not a registered scheme or prescribed interest undertaking (A)
                           [ ] A registered scheme* (B)
                           [ ] Amendment of financial statements or directors' report (company) (C)
                           [ ] Amendment of financial statements or directors' report (registered scheme)* (D)
                           [ ] A large proprietary company that is not a disclosing entity (H)
                           [ ] A small proprietary company that is controlled by a foreign company for all or part of the period and where the company's profit or loss for the period is not covered by the statements lodged with ASIC by a registered foreign company, company, registered scheme, or disclosing entity (I)
                           [ ] A small proprietary company that is requested by ASIC to prepare and lodge statements and reports (J)
                           [ ] A prescribed interest undertaking that is a disclosing entity (K)

Dates on which financial year begins 01/01/2002 and ends 31/12/2002  (d/m/y)
                                     ------------------------------
Date of Annual General Meeting (if applicable) 30/05/2003
                                              ------------
____________________________

DETAILS OF LARGE PROPRIETARY COMPANY

If the company is a large proprietary company that is not a disclosing entity, please complete the following information as at the end of the financial year for which the financial statements relate:

  A What is the consolidated gross operating revenue of the large proprietary company and the entities that it controls?

  B What is the value of the consolidated gross assets of the large proprietary company and the entities that it controls?

  C How many employees are employed by the large proprietary company and the entities that it controls?

  D How many members does the large proprietary company have?.................
__________________

AUDITOR REPORT

Were the financial statements audited? Yes [X] No__

  If yes: Does the auditor's report (section 308) for the financial year contain a statement of:

       * reasons for the auditor not being satisfied as to the matters referred to in section 307? Yes_ No [X]

       * details of the deficiency, failure or shortcoming concerning any matter referred to in section 307? Yes_ No [X]

  If no: Is there a class order exemption current for audit relief? Yes_ No[X]

* NOTE: Where a new auditor has been appointed to a Registered Scheme, Form 5137 - Appointment of Scheme Auditor must be lodged

____________________________
DETAILS OF CURRENT AUDITOR*

       The auditor can be a person or a firm.

If a person
name (family & given names)_____________________
Auditor Registration no:__________________________________________________
                           office             level           building name
                        ___________________________________________________
street number & name ______________________________________________________
suburb/city__________________ state/territory_________________ postcode____
date of appointment (d/m/y)__ / /__________________________________________
   or
If a firm
name of firm  BDO
             ------
             office______________ level____________ building name__________
street number & name 267 ST GEORGE'S TERRACE
                    -------------------------
suburb/city PERTH     state/territory  WA     postcode 6000
           ------                      --              ----
Business Registration number (if applicable)___ State/Territory registered in__

date of appointment (d/m/y) 31/5/2000
                            ----------
____________________

STATEMENTS AND REPORTS TO BE ATTACHED TO THIS FORM

    Financial statements for the year (as per ss295(2))
    Statement of financial performance for the year (profit and loss statement) Statement of financial position as at the end of the year (balance sheet) Statement of cash flows for the year
    If required by accounting standards - consolidated profit & loss statement, balance sheet and statement of cash flows

    Notes to financial statements (as per ss295(3))
    Disclosures required by the regulations
    Notes required by the accounting standards
    Any other information necessary to give a true and fair view (see s297)

    The directors' declaration about the statements and notes (as per ss 295(4))

    The directors' report for the year (as per s 298 to 300)

    Auditor's report required under sections 308 and 314

_____________________

CERTIFICATION

I certify that the attached documents marked (A) are a true copy of the annual reports required under Section 319.

print name THINAGARAN                    capacity  DIRECTOR

sign here /s/THINAGARAN                  date 28 MARCH 2003

* NOTE: Where a new auditor has been appointed to a Registered Scheme, Form 5137 - Appointment of Scheme Auditor must be lodged

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form
 Include
   o The time actually spent reading the instructions, working on the question and obtaining the information
   o The time spent by all employees in collecting and providing this information
                   _hrs _mins

                          CITYVIEW CORPORATION LIMITED
                                ACN 009 235 634


                                  ANNUAL REPORT
                          FOR THE FINANCIAL YEAR ENDED
                                31 DECEMBER 2002


                                                                 Page Number



Corporate Directory                                                    2

Chairman's Overview                                                   3-4

Directors' Report                                                     5-13

Statement of Corporate Governance
  and Board Audit Committee                                          14-16

Auditor's Report                                                       17

Directors' Declaration                                                 18

Statement of Financial Performance                                     19

Statement of Financial Position                                        20

Statement of Cash Flows                                                21

Notes to and forming part of the Financial Statements                22-35

Shareholders' Information                                            35-36

                          CITYVIEW CORPORATION LIMITED
                                 ACN 009 235 634


                               CORPORATE DIRECTORY



Directors
Yusufali M Jumabhoy  Chairman
A I Saddique         Chief Executive
Goh Yong Kheng       Director
Ee Beng Yew          Director             Australian Share Registry
Md Nazri Ramli       Director             Computershare Registry Services
Thinagaran           Director             45 St. George's Terrace
John F Arbouw        Director             Perth Western Australia, 6000

Company Secretary                         Telephone: (61-8) 9323 2000
John F Arbouw                             Facsimile: (61-8) 9323 2033

Registered Office                         USA Share Registry
1st Floor                                 Computershare Trust Company, Inc
17 Ord Street                             1825 Lawrence Street, Suite 444
West Perth  Western Australia 6005        Denver, Colorado 80202-1817

Telephone: (61-8) 9226 4788               Telephone: (303) 262 0600
Facsimile: (61-8) 9226 4799               Facsimile: (303) 262 0603
Email:      info@cityviewcorp.com
Web:        www.cityviewcorp.com
                                          Attorney-Australia
Auditors - Australia                      Simon Watson
BDO Chartered Accountants                 Barrister, Solicitor and Notary Public
267 St George's Terrace                   17 Ord Street
Perth Western Australia 6000              West Perth Western Australia 6005

Auditors - USA                            Attorney-USA
Sherb & Co., LLP                          Gary B. Wolff, PC
805 Third Avenue                          805 Third Avenue
New York NY 10022                         New York NY 10022

Stock Exchange Listings
Australian Stock Exchange Limited
Trading Code: CVI

NASD OTC Bulletin Board
Trading symbol: CTVWF

                          CITYVIEW CORPORATION LIMITED
                                 ACN 009 235 634

CHAIRMAN'S OVERVIEW

Since the last Annual General Meeting, much has transpired. The main aim of the current board has been to consolidate and advance our oil and gas concessions in Indonesia, which represent our core assets.

As mentioned last year, it was the intention of the board to appoint a technical expert to monitor our interests in the drilling at Madura and Simenggaris. The board has appointed its director, Mr. Md. Nazri Ramli, to represent its interest on the Madura and Simenggaris Shareholders' Committee. Mr. Nazri graduated from University of Malaya with a Bachelor of Science (BSc) Honours Degree in Geology in 1979 and started his career in the upstream sector of the oil & gas industry. He was a senior geologist for various oil companies including Petronas, Occidental, Sun Oil and Texaco covering the Southeast Asian (SEA) region and is eminently qualified to protect our interests in Madura and Simenggaris.

In addition, the board has engaged a drilling superintendent to act as an observer for the drilling and testing operations on the Telaga #1 well.

Over the past year, a number of enquiries have been received from shareholders in Australia and the US. The Board is fully sympathetic with the concerns that have been raised in terms of our priorities and the status of our assets.

In addressing those concerns your Board has had to make some hard decisions particularly in relation to Sands Solutions. Your Board takes its responsibility in terms of continuous disclosure very seriously and has endeavoured to keep shareholders fully informed of all material events.

Our oil and gas concessions at Madura Island near Surabaya, Indonesia and at Simenggaris in Kalimantan (formerly Borneo) are progressing satisfactorily albeit not as quickly as we would have liked.

Nevertheless, there is cause for justifiable optimism that both the Madura and Simenggaris concessions contain commercial quantities of oil and gas. The operating Shareholder, PT Medco Energi Corporation TBK (Medco) has drilled a number of wells in the Madura block that has indicated the presence of oil and gas. (full details are in the review of operations section).

The drilling of Tambuku #1 has been completed but the testing has been put on hold for the time being. The Operator has advised that it intends to return and re-enter Tambuku #1 with a smaller rig (which would be more economical) to carry out comprehensive testing of this well. As a result, the Operator has advised that full results will only be available after the re-testing has been carried out. We are optimistic, as the Operator has indicated that the preliminary result is very encouraging. CityView owns 25 % of Medco Madura Pty Ltd, the holder of the Madura Block.

Meanwhile, the Operator will be proceeding with the drilling of Telaga#1 and has advised that it has assigned its most experienced crew together with its best rig and equipment to the drilling and testing of this well. It has also engaged new drilling experts from outside its organisation to ensure that this well is drilled competently within the estimated time frame with no costs overruns.

Under the direction of the Shareholders' Committee, the Operator has requested and obtained a one year extension to the exploration phase of the Madura block, which would otherwise expire in May 2003.

CityView also owns 25 % of Medco Simenggaris Pty Ltd, which holds the Simenggaris Block (see review of operations for details) in Kalimantan (north-east Borneo). The concession is situated in the oil and gas Tarakan Basin region. This area is currently producing commercial quantities of oil and gas and there is no reason to assume that CityView's concessions in this area will not produce similar outcomes. The Operator has advised that one well will be drilled in this block later this year.

Your company also has a 2.5 % interest in the petroleum permit block held under Service Contract 41, which is in the Sandakan Basin in Philippine waters near the border with East Malaysia. (see review of operations). This 2.5 % interest is held via a deed of trust signed with MMC Exploration & Production (Philippines) Pte Ltd, a subsidiary of Malaysian Mining Corporation Berhad whose 15 % interest in the concession includes CityView's shareholding.

The asset value of the SC41 block has been stated in the accounts at around A$4.6 million but the board has taken the conservative position by making a full provision for this amount, as its recoverability is dependent upon the field being declared a commercial field and also upon the commencement of commercial production of the hydrocarbons.

In any event, the current accounting standards both in Australia and the US take the view that an asset must be realised for it to be included in the accounts.

                          CITYVIEW CORPORATION LIMITED

During the year under review, the previous board concluded an agreement whereby the Company, through its wholly owned subsidiary CitView Asia Pty Ltd, acquired an interest in ASAB Oil Ltd, who has interest in three separate gas-gathering projects. This im-estment has been stated in the Company accounts at A$764,170.

Due to the current uncertain economic environment worldwide, your Board has taken the decision not to proceed further with this investment and took steps to dispose off this investment. Initial discussions with a co-investor in the project suggested that the Company's investment could be divested for US$500,000.00. However, this process has taken longer than expected and there is now a doubt as to the recoverability of that investment. In light of this, your Board has once again taken the conservative position and made full provision for the recoverability of this investment.

In my previous Overview, I advised that the Board has resolved not to proceed with the proposed acquisitions of technology companies and that at the appropriate time, the Company's investments in Sands Solution and Global Network would also be disposed off.

In so far as the Sands Solution Group Pty Ltd ("Sands Solution") loan is concerned, your previous Board authorised the Company to make a loan of A$3 million to Sands Solution in 2000 and 2001. Those directors are no longer on the Board of CityView.

Under the terms of the agreements, the Company can elect to have the loan repaid to it on 1 July 2003 or the Company can elect to convert its loan into equity in Sands Solution. However in October 2002, the Company discovered that Sands Solutions were closing its Sydney and Melbourne offices and were also reducing the number of staff in its Perth office. This development caused great concern to the Board and enquiries were made as to the financial position of Sands Solutions.

At the same time, your board instructed the Company's solicitors to give formal notice to Sands Solutions, crystallizing the floating charge that the Company had over all the assets and undertaking of Sands Solutions in order to prevent any dissipation of its assets.

Your Board was subsequently advised by the management of Sand Solutions that as a result of liquidity problems Sands Solution could no longer meet its debts as and when they fell due and that it would be appointing an Administrator to manage its affairs.

The Board therefore took the immediate decision to protect the Company's rights by appointing a Receiver to manage the assets of Sands Solutions. The Receiver is currently taking steps to realize the assets of Sands Solutions.

Your board directed that a full review of the financial accounts of Sands Solutions be carried out and that all its significant transactions for the last 3 years be scrutinised to ascertain that there was no impropriety or wrongdoing in the matter.

Pending the results of the review, the Board will then seek legal advice with a view to commencing legal action to recover any damages that CityView may have suffered in this matter. Your Board views this entire matter with deep concern and has resolved to take stern action should the review reveal any impropriety or wrongdoing.

The Receiver has informed CityView that interest has been received from several potential buyers in acquiring the Sands Solutions technology. The Board is determined to recoup some or all of the loan made to Sands Solution. In the meantime we have taken a prudent accounting view on the recoverability of the loan and made provision for this asset.

While the provisions made are substantial, it should be remembered that the Company has not sought capital from its extended shareholding base in order to meet its financial obligations.

The company has substantial cash reserves and continues to receive support from its major shareholders, Mid-Western Oil and Malaysian Mining Corporation Berhad.

The events of the past year inevitably lead to the question of what the future holds for CityView and its shareholders. In taking the decision to make provision against the recoverability of the assets, the Board believes that the worst is behind us and that the best will come from using all available resources and efforts to realise the value inherent in our oil and gas assets.



/s/ Y M JUMABHOY
------------------
Y M JUMABHOY Chairman
26 March 2003

                          CITYVIEW CORPORATION LIMITED
                                DIRECTORS' REPORT


The directors of CityView Corporation Limited ("CityView" or "the Company") present their report together with the accounts of the Company and the consolidated entity for the financial year ended on 31 December 2002

Directors
The names and particulars of the directors of the Company in office during and since the end of the financial year are:

Yusufali M Jumabhoy - Chairman (age - 65 years)
Mr Jumabhoy was appointed as Chairman of the Board of Directors of CityView and Chairman of the Independent Audit Committee on October 16, 2001. Mr Jumabhoy holds a law degree from London University and is a barrister from the Inner Temple in London. He was the Senior Partner of a law firm for many years and served as council member of the Law Society of Singapore. Mr Jumabhoy has extensive business experience as a commercial lawyer and is well known in the South East Asian investment community. He is presently a consultant to a commercial law firm in Singapore.

Ahmad Iqbal Saddique - Chief Executive (age - 59 years)
Mr Saddique read law in the United Kingdom and qualified as a barrister. He is the President of Central Asia Petroleum Limited, a company having substantial interests in oil and gas producing fields in Central Asia. Mr Saddique is currently the Managing Director of Midwestern Oil Pte Ltd (formerly Falcon Oil Pte Ltd).


Mr Saddique has substantial interests in companies owning the patents to unique, innovative and revolutionary water treatment and desalination technologies as well as other cutting edge technologies in the field of extraction of water from waste material and the pulverizing of the residue.


Goh Yong Kheng - Director (age - 56)
Mr Goh holds a Masters degree of Science from the Australian National University. After working with the University of Singapore for three years, Mr Goh managed his own Marketing Consultant businesses in South East Asia for eight years. Mr Goh was a Management Consultant in China for two years for a Hong Kong company prior to his current position as a Director of a group of companies in the water and oil technology businesses.

Ee Beng Yew - Director (age - 48)
Mr Ee Beng Yew is an Associate of the Institute of Chartered Accountants in England and Wales and has several years of working experience in Chartered Accountants and Certified Public Accountants firms in England and Singapore respectively. Mr Ee was also a Director of a public company listed on both the Singapore and Malaysian Stock Exchanges and he was Managing Director of several of its subsidiaries.

Md Nazri Ramli - Director (age - 47)
Mr. Nazri graduated from University of Malaya with a Bachelor of Science (BSc) Honours Degree in Geology in 1979 and started his career in the upstream sector of the oil & gas industry. He was a senior geologist for various oil companies including Petronas, Occidental, Sun Oil and Texaco covering the Southeast Asian
(SEA) region.

Mr. Nazri was appointed as the General Manager of Business Development for Crest Petroleum Berhad in 1993 and later as General Manager of PT Petronusa Bhumibakti, the partner with Crest in the Selat Panjang concession in Central Sumatera. Currently he is the General Manager of Business Development for MMC Engineering Group Berhad, a 75% subsidiary of Malaysia Mining Corporation Berhad.

Prior to his current appointment, Mr. Nazri was a freelance business development consultant in the exploitation of natural resources since 1997. Part of the assignment involved the assessment of oil and gas concessions in Asia and Africa. Mr. Nazri has authored and delivered papers on topics covering hydrocarbon exploration in SEA

Thinagaran - Director (age - 40)
Mr Thinagaran holds a law degree from the National University of Singapore and has been in practice for the past 13 years as an advocate and solicitor in Singapore. He was a partner with an established law firm and is currently practicing as a consultant with the same firm. Mr Thinagaran is a member of the Company's Independent Audit Committee.

Messrs Saddique, Goh, Thinagaran and Ee are associated with CityView's largest individual shareholder Midwestern Oil Pte Ltd (formerly Falcon Oil Pte Ltd), a Singaporean energy company whose shareholders have interests in substantial oil and gas producing fields in Central Asia.

                          CITYVIEW CORPORATION LIMITED

John Arbouw - Director and Company Secretary (age - 57)
Mr Arbouw was born in Holland and educated in Canada. He has worked in North America, Europe, Asia and New Zealand. He has lived and worked in Australia for the past 26 years and has provided strategic communications advice to Federal and State Governments as well as some of the major corporations in Australia. Mr Arbouw has served on a number of boards and has written extensively on global corporate governance issues.

Meetings of Directors
The number of meetings of the directors (including meetings of the audit committee) held during the financial year and the number of meetings attended by each director during that year were:

Director                                       Board of Directors                            Audit Committee

                                              Meetings Eligible to       Attended          Meetings Eligible to    Attended
                                                     Attend                                      Attend

Y M Jumabhoy                                           7                     7                     2                      1
P M Smyth  (resigned 31 May 2002)                      5                     5                     1                      1
W M Shotton (resigned 11 April 2002)                   4                     2                     -                      -
D M Saunders (resigned 11 April 2002)                  4                     1                     -                      -
A I Saddique (appointed 31 May 2002)                   2                     2                     -                      -
R Goh (appointed 22 March 2002)                        4                     3                     -                      -
Thinagaran (appointed 22 March 2002)                   4                     4                     1                      1
E Ee (appointed 4 April 2002)                          4                     4                     1                      1
Md N Ramli (appointed 31 May 2002)                     2                     2                     -                      -
J F Arbouw (appointed 31 May 2002)                     2                     1                     -                      -

During the financial year seven meetings of the Board of Directors were held. In addition the directors met frequently for management meetings and due diligence purposes.

Shareholdings of Directors
The shareholdings of directors and related parties as at the date of this report are:

Directors                 Shares                                                                          Options
------------------------- ------------------------------------------------------------------------------- --------------------------
Y M Jumabhoy              Nil                                                                             200,000*
------------------------- ------------------------------------------------------------------------------- --------------------------
A I Saddique              Mr Saddique is a director and  shareholder  of Midwestern  Oil Pte Ltd (formerly  known as Falcon Oil Pte
                          Ltd), which owns 14,760,517 fully paid ordinary shares in CityView.  13,000,000  options were also issued to Midwestern Oil at an exercise price of 40cents and convertible  into fully paid ordinary shares in the capital of CityView.  The options were not  exercised  and expired on 24 June 2002. Mr Saddique is also a director  and  shareholder  of Thomas Omar Pte Ltd,  which owns  500,000  fully paid  ordinary  shares in
                          CityView.
------------------------- ----------------------------------------------------------------------------------------------------------
Y K Goh                   Mr Goh is a shareholder of Midwestern Oil Pte
                          Ltd (formerly known as Falcon Oil Pte Ltd), which
                          owns14,760,517 fully paid ordinary shares in CityView.
                          13,000,000 options were also issued to Midwestern Oil
                          at an exercise price of 40cents and convertible into
                          fully paid ordinary shares in the capital of CityView.
                          The options were not exercised and expired on 24 June
                          2002.
------------------------- ----------------------------------------------------------------------------------------------------------
Thinagaran                Nil                                                                             Nil
------------------------- ------------------------------------------------------------------------------- --------------------------
B Y Ee                    Mr Ee is a shareholder of Midwestern Oil Pte Ltd
                          (formerly known as Falcon Oil Pte Ltd), which owns
                          14,760,517 fully paid ordinary shares in CityView.
                          13,000,000 options were also issued to Midwestern Oil
                          at an exercise price of 40cents and convertible into
                          fully paid ordinary shares in the capital of CityView.
                          The options were not exercised and expired on 24 June
                          2002.
------------------------- ----------------------------------------------------------------------------------------------------------
Md N Ramli                Nil                                                                             Nil
------------------------- ------------------------------------------------------------------------------- --------------------------
J F Arbouw                30,425                                                                          Nil
------------------------- ------------------------------------------------------------------------------- --------------------------

All of the options held by the directors were issued under the Incentive Options Plan forming part of the Employee Share Plan, which was approved of at the annual general meeting of the Company on 31 May 2000.

* The options remained unexercised and expired on 30 June 2002. They were convertible into fully paid ordinary shares in the capital of the Company at an exercise price of $0.20 each.

                          CITYVIEW CORPORATION LIMITED

Principal Activities
The principal activities of the Company during the financial year were investments in the energy sector.

Results
The net loss of the consolidated entity for the financial year after providing for income tax and eliminating outside equity interests was $9,303,440 compared to a loss of $4,165,287 for the previous financial year. The parent entity made a loss of $9,151,864 for the financial year compared to a loss of $ 4,316,863 for the previous financial year.

Dividends
The directors do not recommend the payment of a dividend and no dividends have been paid or declared since the end of the previous financial year.

                          CITYVIEW CORPORATION LIMITED

                              REVIEW OF OPERATIONS

Energy

Indonesia - Madura Block onshore Madura Island near Surabaya east Java
CityView owns 25% of Medco Madura Pty Ltd, the holder of the Madura Block under a Production Sharing Contract-Joint Operating Body agreement ("PSC-JOB") with the Government. The Block covers an area of 674,100 acres close to the heavily industrialised city of Surabaya where there is a ready market for oil and gas. A number of large fields have been discovered in the vicinity and it is these same producing trends, which are being examined on Madura.

The operator of the block is PT Medco Energi Corporation TBK ("Medco") and has been free carrying CityView throughout the current work program. The first well drilled by Medco was Sebaya-1 into a large faulted anticlinal feature underlying the old Kertegeneh field discovered in 1900. Medco spudded Sebaya-1 on 20 September 2001.

Medco's original objective for Sebaya-1 was to drill to a depth of 1230 metres (4035 feet) and test the Tawun sands at 200 metres (656 feet) and the Tuban sands at 900 metres (2953 feet). During the course of the drilling three zones of oil and gas shows were encountered between 2250-3100 feet.

Medco was sufficiently encouraged by the drilling results to decide to deepen the well to explore its deeper zones, Lower Tuban Limestone or Upper Kujung Limestone. During the deepening of the well Medco encountered high formation pressures. The rig was only equipped with a 3000 psi Blowout Preventor (BOP). Oil and gas shows were encountered at 4527 feet and 5793 feet. Due to lost circulation problems at 4531 feet and high formation pressures encountered below this depth, deeper drilling was suspended at 5954 feet. The well was plugged back with cement to 5498 feet and 7-inch liner was run and cemented with the bottom of the liner at 5310 feet.

A zone that had encountered oil and gas shows from 4527-4570 during drilling was production tested to determine the pressure, fluid content and potential production rates of the formation. This production test was within 1ft of a loss circulation zone. The zone was perforated from 4528-4548 feet. There was insufficient pressure and no flow rate was established. The Operator had elected to return to the Sebaya Well with a 5,000 PSI BOP and as such decided to re-test this zone with the others after drilling the Karasan Well.

Madura Block - Madura Island, Indonesia: Karasan #1
Karasan #1 was spud in on 12 January 2002 and was drilled to a depth of 4300 feet. One zone was identified for testing. This zone was tested and initially flowed gas. However, the flow rate was constricted allowing only marginal gas build up during well shut-in, which quickly bled to zero once the well was flowed. Acid injection was used to try to remove the formation restriction; this was successful in the short term however again the well stopped flowing. Medco believes that chalk migration may be a contributory factor for possible plugging of the formation.

As only one zone had been identified in the well and as the test results were poor, it was believed that even with stimulation the zone may not prove to be commercial. The well was plugged and abandoned.

Medco is performing an analysis of the data for consideration of further wells in the same or similar structure and will provide a complete well report.

Madura Block - Madura Island, Indonesia: Sebaya #1
Sebaya #1 was re-entered on April 10, 2002.

The cement plug retaining the well was drilled out and a 4 1/2-inch liner was set and cemented ready for testing. The cementing of the 4 1/2-inch liner was poor due to the high influx of gas while cementing. Delays were encountered due to a leak in the 4 1/2-inch hanger caused by gas channelling during cementing. The mud weight was increased in order to control the channel leak through the hanger. Shortly after a plug was set an injection test was performed. The well started to encounter loss circulation. It was determined that a second leak had occurred in the previous cement squeezed second zone due to fracturing of the cement retainer. Mud was used to control the gas influx from the 4 1/2-inch hanger, however the heavy weight mud was lost through the fractured second zone, which resulted in continued high-pressure gas influx from the 4 1/2-inch hanger. Considerable time was lost due to the difficulty in balancing these two problems at the same time. The problem was finally resolved with the constant addition of LCM (loss circulation material) to the mud until such time that losses stabilised through the second zone. The second zone was then immediately squeezed allowing the operation to continue.

                          CITYVIEW CORPORATION LIMITED
                        REVIEW OF OPERATIONS (continued)

Once the problems were overcome the first zone of the well was perforated. The well immediately flowed gas and condensate. The gas and condensate rates changed considerably during the test and it is believed that a constriction was present at the casing perforation due to plugging by loose shale. The final results for this zone showed a flow rate through a 16-inch choke of 76.24 bpd condensate,
51.3 API, and 0.670 MMSCF/D gas. The Operator is presently re-mapping the structure in order to determine the possible reservoir reserves based on the data obtained from drilling the well and test results. The well has been suspended in consideration of delineation well and the possibility of production from the Sebaya well, at a later date, if the structure is determined to be of commercial value.

The second, third and fourth zones did not flow. The second zone is within one foot of the loss circulation zone. It is believed at this time that a wash out of the formation occurred in this zone while heavy losses were being encountered. The Operator is performing a structure analysis to try to determine the reasons that these zones did not flow.

Madura Block - Madura Island, Indonesia: Tambuku #1
Medco originally advised that Tembuku#-1 will be drilled back to back with the Telaga well and that the spud-in date was estimated for early November 2002, however this was brought forward and spud in was at midnight 21 October 2002. The target depth was programmed for 10,416 feet.

At 5616 feet the rig took a gas kick and there was a gas flare 5 metres in length. In order to contain the gas influx, mud weight was increased. At this time the bit nozzles became plugged and the rig was unable to circulate the mud. The operator decided to collide (cut) the drill pipe to regain circulation due to well control safety requirements. The bottom hole assembly was then left in the hole and the well was side tracked.

At 5380 feet of the sidetracking operation, the well encountered a gas influx and the mud was 1% oil cut. In the previous well (ie. before the sidetrack), Medco advised that the condensate produced may have been a result of gas condensing over a long shut in period, however in the new sidetracked well bore, the formation appeared to be actually producing both gas and light oil/condensate. Log data for the zone 5614 to 5622 feet, suggested gas and light oil/condensate with 15% porosity.

At 6890 feet, background gas ranged from 300-400 units. Medco continued to analyse the log data and advised that they anticipate to test 3 zones and possibly a fourth with each test zone expected to take approximately ten days. On 14 January 2003 DST 1 was perforated. No flow was established and an injectivity test confirmed the perforating guns had misfired.

DST 1 was re-perforated on 17 January 2003. Due to poor flow rates the zone was stimulated with acid. The surface pressure increased to above 1000 psi and gas flow rates were in excess of 1 MMCFD. During the test the surface pressure dropped consistently although gas flow rates declined at a lesser rate. It was determined that the zone would require a comprehensive acid stimulation prior to re-testing.

At this time the Operator received conformation from the authorities that the exploration period for the concession would be extended for a further year. With the pressure of time restraints removed the Operator decided that they would be able to return to the Tambuku Well for full acid stimulation and re-testing of this zone.

DST 2 was perforated to establish if the zone was able to flow by itself or would also require acid stimulation. Initially the zone did not flow and was swabbed. Swabbing was successful and the zone flowed gas and condensate for a 15 minute period until flow rates dropped off. It was thus determined that this zone would also require acid stimulation and that economics dictated that re-testing should be performed be a smaller less expensive rig, allowing the larger rig 2 to move to the Telaga location. The Operator would also consider perforating other zones during the retesting of the Tambuku Well.

Madura Block - Madura Island, Indonesia: Telaga # 1
Medco originally estimated the spud-in date for the Telaga #1 well would be August 2002. Medco subsequently decided that the Telaga #1 would be drilled back to back with Tambuku # 1. The target depth is programmed for 10,545 feet. The finalising of land use rights, approvals and permits took place throughout 2002. Medco advises that Telaga #1 will spud-in in the last week of March 2003.

The estimated reserves for the wells in the Madura block are as follows: -

                           OIL (MMBO)                                             GAS (BCF)
------- ----------- ------- -------- ------- --------- --------------- ------- -------- ------- ---------
No.      Prospect     P90     P50      P10     Mean                      P90     P50      P10     Mean
------- ----------- ------- -------- ------- --------- --------------- ------- -------- ------- ---------
1        Tambuku      26       65      159     75                        445     1042     2071    1125
2        Telaga       17       35       64     37                         91      156      258    163
------- ----------- ------- -------- ------- --------- --------------- ------- -------- ------- ---------

                          CITYVIEW CORPORATION LIMITED

Indonesia - Simenggaris Block onshore north-east Borneo
CityView owns 25% of Medco Simenggaris Pty Ltd, which holds the Simenggaris Block under a PSC-JOB agreement. The Block encompasses an area of 675,582 acres and lies in the oil and gas Tarakan Basin region. Four discoveries have been made within the Block: the Sembakung oilfield (40 million barrels oil), the Bangkudulis oilfield, Sesayap-1 and S.Sembakung-1. The former two are producing fields excluded from the contract area and the latter two are undeveloped gas-condensate discoveries, which do form part of the contract area.

Simenggaris Block - Kalimantan Indonesia: Pidawan#1
The Pidawan #1 well was spud in on 1 March 2002 and the anticipated target depth was 7546 feet. Two zones were identified for testing. Gas readings were 116 units at 2,439 feet, 174 units at 2,609 feet, 134 units at 2,694 feet and 184 units at 2,882 feet. At around 7000 feet, there were several oil shows in the lower section of the well. Mud logs indicated that that the shows ranged from 2-foot sections to 6 feet in length.

Drilling problems and delays were encountered during the drilling of this well. In July 2002 when Drill Stem Test # 1 ("DST") was perforated, Zone-1 flowed gas and condensate. Preliminary test results indicate that the well was able to flow
2.870 MMSCF/D on a 128/64-inch choke size from DST #1 and 1.6 MMSCF/D on a 28/64-inch choke size from DST #2. At this time the Operator requested permission from the relevant authorities to temporarily suspend the well. Medco then worked on the results of the well and performed an analysis, re-mapping the structure and estimating possible reserves.

In August 2002, Medco released a press statement stating - "Pidawan #1 exploration well was spudded on 1 March 2002 and completed 17 July 2002. The well is a gas discovery well located in Simenggaris JOB Block, N. E. Kalimantan, near Tarakan Island. Total depth of the well is 7504 feet. Preliminary estimated reserves; based on available information for Pidawan #1 well is 25 BCFG. Potential market for the gas discovery includes the Bunyu Methanol Plant and power generation in Tarakan Island". Medco advised that it would conduct a feasibility study on the building of a pipeline from the Pidawan location to Tarakan Island in order to market the gas.

The Simenggaris block is programmed to drill a further two wells. These wells are "Bangku Besar" and "Sesayap" #1. In October 2002, Medco advised CityView that the estimated reserves, based on information available to Medco, for the wells were:

                             Bangku Besar A1 27 MMBO
                          27 MMBO oil and 127 BCF gas
                                Sesayap B 29 MMBO
                          29 MMBO oil and 108 BCF gas

Medco further advised that drilling of the Bangku Besar Barat and Sesayap wells would not be commenced until a seismic survey had been performed over the fields. The seismic survey is expected to commence in March 2003. Medco wishes to perform a seismic survey, as the geological data from the survey will assist them in determining which part of the block to relinquish to the Indonesian authorities in Year 2004. Under the terms of the agreement, 25% of the block is to be relinquished to the Indonesian authorities in Year 2004.

Philippines - Block SC41, offshore Sabah Malaysia
CityView has a 2.5% interest in the petroleum permit block held under Service Contract 41, which is an offshore oil and gas exploration area of approximately 3 million acres in the Sandakan Basin within Philippine waters adjacent to the border with east Malaysia. The Sandakan Basin is filled mainly with Mio-Pliocene age fluvio-deltaic sedimentary rocks that are analogous in many ways to the prolific Baram and Mahakam deltas adjacent to Borneo. The block contains the Rhino prospect for which Robertson Blackwatch has calculated a range of possible STOIIP (stock tank barrels of oil initially in place) of between 1,260 and 2,730 million stock tank barrels (MMstb) of oil and a possible range of between 0.9 and 1.96 trillion cubic feet of gas (TCF).

CityView's participation was held under a Deed of Trust Agreement ("Trust Agreement") signed on 14 April 2000 with MMC Exploration & Production (Philippines) Pte Ltd ("MMCP"), a subsidiary of Malaysia Mining Corporation Berhad, whose 15% participating interest included CityView's 2.5% held on trust.

Under the Trust Agreement, CityView was free carried by MMCP through a two-well work program (Hippo-1 and Wildebeest-1) completed on 30 June 2000. The next program was under review by the Operating Shareholder, Unocal, throughout 2002, and will commence in 2003 due to a one-year moratorium granted by the Philippine Government.

MMCP has finalised with the partners in the Block to dispose of its entire participating interest of 15% through an Assignment Agreement effective 17 October 2002, in exchange for a full recovery of all expenditure to date, the actual amount to be verified following the Government's audit. The recovery is conditional upon successful production of petroleum in the Block.

                          CITYVIEW CORPORATION LIMITED

MMCP has agreed to pay CityView a portion of the amount that MMCP receives in accordance with CityView's proportionate interest in the Block. As the recovery of these monies are conditional upon successful production of petroleum in the Block, the Board of Directors have deemed it prudent to make provision for the same in CityView's accounts

Sands Solutions Group Pty Ltd ("Sands Solutions")
During 2000 and 2001 CityView lent $3 million to Sands Solutions against the security of a registered charge over Sands Solutions with the right to convert the loan into equity. During this period, a Due Diligence Committee was established to monitor the performance of Sands Solutions and to review the security of the loan. The Due Diligence Committee was assisted by independent legal, financial and technical advisors.

On 26 February 2002, Curtin Consultancy Services ("CCS") advised the former directors of CityView that it had formed the view that there was sufficient potential value in the intellectual property rights owned by Sands Solutions to provide security for the loan of $3 million. This opinion and a subsequent Independent Report by CCS were based largely on anecdotal information and in-house product demonstrations provided by Sands Solutions. CCS was not provided with independently audited financial statements; did not consult with any Sands Solutions customers; did not assess the value of any patents or patents pending; and did not review or report on any of the company's tangible assets.

Under the terms of the agreements between CityView and Sands Solutions, CityView were entitled to have all moneys repaid to it on 1 July 2003 or to convert its loan into equity in Sands Solutions on a formula based on an independent valuation to be undertaken prior to the repayment date.

In October 2002, CityView's new directors received information that Sands Solutions were in financial difficulties and that this asset, carried in CityView's accounts at $3 million, may not be recoverable in full. The current board of directors immediately crystallised their floating charge over all of Sands' assets and undertaking.

On 25 November 2002, Sands Solutions appointed an administrator. Your Board took immediate steps to protect CityView's rights and applied to the Supreme Court of Western Australia to appoint a Receiver over Sands Solutions' assets and undertaking. On December 5, 2002, CityView obtained an order from the Supreme Court of Western Australia appointing Mervyn Jonathan Kitay of Grant Thornton as receiver and manager of Sands Solutions Group Pty Ltd.

The Receiver and Manager is still in the process of realising the assets and undertaking of Sands Solutions and we will know in due course as to how much of the loan is recoverable. Pending the outcome of the realisation of the said assets, the Board of Directors have decided that provision should be made in CityView's accounts for this loan.

In light of the above matters, the Board also instructed Grant Thornton to carry out a review of Sands Solution's financial accounts and to scrutinise all significant transactions of Sands Solutions for the last 3 years and to advise if the same were in order. In the event that the said review reveals any discrepancies in the financial accounts or in any significant transaction, the Board has resolved to put the results of the review in the hands of their solicitors and obtain their professional advice on the matter. The Board views this entire matter with deep concern and intends to pursue all and any remedies that CityView may have, whether against Sands Solutions or any other person, to recover any loss that it should suffer in this matter.

ASAB Oil Limited
CityView's subsidiary, CityView Asia Pty Ltd, under former Directors of the Company, entered into an agreement with ASAB Oil Limited and European Oil plc. This agreement replaced an agreement of 8 January 2002 between CityView Asia, ASAB Oil and Black Sea Oil Inc as European Oil has taken over Black Sea's interest in the venture.

Through a former director, negotiations to sell CityView's shareholding to European Oil plc have continued throughout the year unsuccessfully and indications are that a settlement appears remote. The current Board of Directors has determined that provision be made for its interest in ASAB Oil Limited.

                          CITYVIEW CORPORATION LIMITED

Employee Share and Option Benefits
The shareholders of the Company at its annual general meeting held on 31 May 2000 approved an Employee Share Plan which included an Incentive Option Plan. The Company issued 2,500,000 options in 2001 under the Plan exercisable on or before 30 June 2002 at a price of $0.35 and 200,000 options exercisable on or before 30 June 2002 at a price of $0.20 each. All the options previously issued expired on 30 June 2002.

Options
Throughout the year, the Company issued the following options:

On 14 January 2002 the company issued a total of 400,000 options to private investors in the United Kingdom exercisable on or before 24 June 2002 at a price of $0.40 each. All of the options expired on 24 June 2002.

On 28 February 2002 the company issued to Western Oil Pte Ltd (formerly Falcon Oil Pte Ltd) 13,000,000 options exercisable on or before 24 June 2002 at a price of $0.40 each. All of the options expired on 24 June 2002.

At the date of this report there were no outstanding unlisted options.

Likely Developments and Expected Results of Operations
Information on likely developments and expected results of operations of the consolidated entity has not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Indemnification of Officers and Auditors
During the financial year, the Company paid a premium in respect of a contract insuring the directors, the company secretary and all executive officers of the Company and of any related body corporate against a liability incurred as a director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the Company or any related body corporate against a liability incurred as an officer or auditor.

Remuneration of Directors and Executives
The remuneration of all directors and executive officers is determined and reviewed on a periodic basis and appropriate recommendations are made to the board of directors. In each instance the remuneration is assessed having regard to the nature of the remuneration and the performance of the recipient together with all other relevant factors with the overall objective of achieving maximum benefits for shareholders by providing sufficient expertise and experience within the board and executive officers.

The remuneration is made up of several elements including base fees and salaries, incentive benefits (including the Incentive Option Plan established under the Employee Share Plan) and other general benefits covering travel and vehicle expenses and similar outgoings.

                          CITYVIEW CORPORATION LIMITED

The remuneration for each director for the financial year (inclusive of benefits to associated or related parties) was:

        Name                        Base Fee      Other fees        Incentives
                                       $              $              (Options)

Y M Jumabhoy                          Nil           75,703            200,000
A l Saddique                          Nil            Nil                Nil
Y K Goh                               Nil            Nil                Nil
B Y Ee                                Nil            Nil                Nil
Md N Ramli                            Nil            Nil                Nil
Thinagaran                            Nil            Nil                Nil
J F Arbouw                            Nil            Nil                Nil
P M Smyth (resigned 31 May 2002)      Nil          128,777            900,000
W M Shotton                                         54,524              Nil
D M Saunders                          Nil            Nil                Nil


Signed on behalf of the directors in accorcdance with a resolution of the directors made pursuant to section 298(2) of the Corporations Act 2001:



/s/Y M JUMABHOY
Chairman
26 March 2003

                          CITYVIEW CORPORATION LIMITED

                        STATEMENT OF CORPORATE GOVERNANCE
                       FOR THE YEAR ENDED 31 DECEMBER 2002

Corporate Governance Policies
The board has adopted appropriate corporate governance policies and practices as provided in appendix 4A of the listing rules of Australian Stock Exchange Limited.

The board is responsible for the overall governance of CityView Corporation Limited ("the Company") and operates in accordance with the standards prescribed in the Company's constitution and the Corporations Act 2001. Subject to the constitution, the board will determine its size and composition and the selection criteria for appointment of directors. This involves regularly reviewing the performance and composition of the board to ensure that it continues to have the mix of skills and experience necessary to conduct the activities of the Company.

The board's responsibilities include:
(a)  strategic development, direction and control of the Company;
(b)  establishment of continuous disclosure controls;
(c) review of all regulations, regulatory and ethical obligations, and identification of all business risk areas; and
(d) periodical review of the nomination of external auditors and the adequacy of existing external audit arrangements.

The directors can, in carrying out their duties as directors, seek independent advice at the expense of the Company.

While the board retains overall responsibility, it may establish committees to assist in carrying out its responsibilities and to implement corporate governance practices. A board audit committee exists and consists of three members. The current members of the audit committee are Messrs Y M Jumabhoy, Ee and Thinagaran. The terms of reference for the board audit committee (a copy of which is attached to this statement) were formalised and adopted by the board on 14 June 2000 and have been followed since that date.

The non-executive directors are responsible for reviewing and making recommendations to the board regarding compensation arrangements for the directors, chief executive officer, employees and contractors of the Company including incentive share options and other benefit plans. They are also responsible for considering the Company's general policies and practices on recruitment, remuneration and termination and functions.

The level of non-executive directors' fees will be reviewed annually by the board following an assessment provided to it by the chief executive officer and will take into account additional time required for involvement in various committees.

Ethical Standards and Performance
The Company intends to maintain a reputation for integrity and the board recognizes the need for directors and employees to observe the highest standards of behaviour and business ethics when engaging in corporate activity. Currently the Company is not of sufficient size to warrant the preparation of a formal code of ethical business standards for the Company. The board does, however, require of itself, its employees and contractors the highest ethical standards when carrying out their duties and when acting on behalf of the Company.

The directors are responsible for performing their functions with a view to achieving the highest possible level of financial performance by the consolidated entity. This concerns both the propriety of decision making in situations of possible or real conflicts of interest and quality of decision making for the benefit of shareholders.

The Company affirms that it has complied throughout the year ending on 31 December 2002 with all the appropriate corporate governance policies and practices as provided by the listing rules of Australian Stock Exchange Limited.

                          CITYVIEW CORPORATION LIMITED

                              BOARD AUDIT COMMITTEE

Terms Of Reference
The board of directors of CityView Corporation Limited ("the Company") resolved on 14 June 2000 to formalise the terms of reference of the board audit committee ("the Committee"). The objective, composition, term of office and duties and responsibilities of the Committee are as follows:

A.  Objectives
The primary objective of the Committee is to assist the board in fulfilling its responsibilities to shareholders, potential shareholders and the investment community relating to accounting and reporting practices of the Company and its present or future subsidiaries ("the Group") and the quality and integrity of the financial reports of the Group. In addition, the Committee will:

(a) serve as an independent and objective party to review the financial information presented by management to shareholders and other regulators;
(b) consider the adequacy and effectiveness of the Group's administrative, operating and accounting controls as a means of ensuring that the Group's affairs are being conducted by management in compliance with legal, regulatory and policy requirements;
(c) oversee and assess the quality of the audits conducted by both the Company's internal and external auditors; and (d) maintain, by a programme of regular meetings, open lines of communication among the board, the internal auditors and the external auditors to exchange views and information as well as confirm their respective authorities and responsibilities.

B.  Composition
Annually, the board will reconsider the composition of the Committee. It will be comprised of a minimum of three independent directors as described by generally accepted corporate governance principles. In the event of there being less than three independent directors on the board then the Committee will comprise two independent directors and the company secretary.

C.  Term of Membership
The terms of the members will be staggered so that one member of the Committee will stand for re-appointment in each year. The chairman of the Committee will be appointed annually by the board and shall be an independent director.

D.  Attendees
The chairman may require the following officers to attend meetings and, if they are not available, to be represented by nominees approved by the chairman of the
Committee:

1. group chief financial officer
2. head of internal audit;
3. external auditors; and

the chairman may also require any other member of staff to attend from time to time. The chief executive officer and other board members will have the right of attendance.

E.  Meetings
The Committee will hold at least four regular meetings each year usually as follows:

(a) January - internal and external audit reports on work undertaken for financial year;
(b) March - year-end accounts and preliminary final report to Australian Stock Exchange;
(c) May - yearly external and internal audit plan; external audit management report on previous financial year accounts; internal audit reports;
(d) September - half yearly accounts and half yearly report to Australian Stock Exchange

Additional meetings will also be held which the chairman decides are necessary. In addition, the chairman is required to call a meeting of the Committee if requested to do so by the board, any board member or the chief executive officer.

The company secretary will act as secretary of the Committee and is responsible, in conjunction with the chairman, for drawing up the agenda and circulating it, supported by explanatory documentation to Committee members prior to each meeting.

The secretary will also be responsible for keeping the minutes of meetings of the Committee and circulating them to Committee members and other members of the board.

A quorum will be two members of the Committee.

                          CITYVIEW CORPORATION LIMITED

Decisions will be determined by majority vote, but the chairman will report the fact of a dissenting vote when reporting the decision to the board. The chairman will not have a casting vote.

F.  Access
The Committee is authorised by the board to investigate any activity within its terms of reference.

The Committee will have unlimited access to both the internal and external auditors and to senior management of the Group. The Committee is authorised by the board to consult with independent experts where the Committee considers it necessary to carry out its duties.

G.  Duties and Responsibilities
The duties and responsibilities of the Committee are as follows:

  (a) recommend to the board the appointment of the external auditors and the audit fee;
  (b) review the audit plan of the external auditors;
  (c) review and approve the audit plan of the internal auditors and ensure proper co-ordination between internal and external audit and that the internal audit function is adequately resourced and has appropriate standing in the Company;
  (d) consider the overall effectiveness of both the internal and external audit through the meetings of the Committee; (e) determine that no unacceptable management or other restrictions are being placed upon either the internal or external auditors;
  (f) consider the adequacy and effectiveness of the Group's administrative, operating and accounting policies through active communication with operating management, internal audit and the external auditors and monitor management's responses and actions to correct any major findings of internal investigations;
  (g) consider the adequacy and effectiveness of the Group's control system by reviewing written reports from the internal and external auditors and monitor management's responses and actions to correct any noted deficiencies;
  (h) review the half year and annual financial statements with the chief executive officer and the external auditors and make recommendations to the board having regard for:
                i. any changes in accounting policies and practices;
               ii. major judgmental areas;
              iii. significant adjustments resulting from the audit;
               iv. the going concern assumption;
                v. compliance with accounting standards; and
               vi. compliance with Australian Stock Exchange Limited and
                   Corporations Act 2001 requirements and the requirements of other regulatory bodies.

  (i) review any regulatory reports submitted to the Group concerning matters within the Committee's terms of reference;
  (j) review practices and policies within the Group against established ethical guidelines;
  (k) monitor the standard of corporate conduct in areas such as arm's length dealings and likely conflicts of interest;
  (l) require reports from management, the internal auditors and external auditors of any significant proposed regulatory, accounting or reporting issue, to assess the potential impact upon the Group's financial reporting process;
  (m) monitor the extent of non-audit services provided by the external auditors and reports arising from those services; and
  (n) report fully to the board following each meeting.

                                 BDO LETTERHEAD

                            INDEPENDENT AUDIT REPORT

                               TO THE MEMBERS OF

                          CITYVIEW CORPORATION LIMITED

Scope

We have audited the finanical report of Cityview Corporation Limited for the financial year ended 31 December 2002 as set out on pages 19 to 35. the financial report includes the consolidated accounts of the consolidated entity comprising the company and the entities it controlled at the yar's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Acounting Standards and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and their performance as represented by the results of their operations and cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Cityview Corporation Limited is in accordance with:

(a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the company and the consolidated entity's financial position as at 31 December 2002 and its performance for the year ended on that date;

   (ii)complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

Carrying Value of Assets

Without qualification to the opinion expressed above, attention is drawn to the following matters:

(a) As disclosed in Note 10, the ultimate recovery of the loans amounting to $7,952,187 to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are dependent upon the future development and successful exploitation or possible sales of the underlying areas of interest.

                                                BDO
                                                Chartered Accountants

                                                /s/G F Brayshaw
Date: 26 March 2003                                G F Brayshaw
Perth, Western Australia                           Partner

                          CITYVIEW CORPORATION LIMITED

                             DIRECTORS' DECLARATION

The directors declare that:

a) the financial statements and notes to those statments comply with accounting standards;
b) the fiancial statements and notes to those statements give a true and fair view of the financial position and performance of the Company and the consolidated entity for the year ended 31 December 2002;
c) in the directors' opinion, the financial statements and notes to those statements are in accordance with the Corporations Act 2001; and
d) in the director's opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed on behalf of the directors in accordance with a resolution of the directors made pursuant to section 295(5) of the Corportions Act 2001:

/s/ Y M JUMABHOY
    Y M JUMABHOY
    Director

26 March 2003

                          CITYVIEW CORPORATION LIMITED

                       STATEMENT OF FINANCIAL PERFORMANCE
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002


                                                                       Consolidated Entity                   Parent Entity
                                                                    31-Dec-02        31-Dec-01         31-Dec-02      31-Dec-01
                                                      NOTE              $                $                 $              $

Revenues from ordinary activities                       2             595,007         229,087          595,007          229,087

Employee wages and benefits expense                                  (150,088)       (185,558)        (150,088)        (185,558)

Depreciation and amortisation expense                                  (7,050)         (5,226)          (7,050)          (5,226)

Brokerage and advisory fees                                                 -        (549,638)               -         (549,638)

Provision for doubtful debts                                       (3,000,000)              -       (8,384,170)               -
Provision for write-down of investments                            (5,384,170)              -                -                -

Investment loss                                                      (408,811)              -         (257,234)               -

Other expenses from ordinary activities                              (948,328)     (3,653,952)        (948,329)      (3,805,528)
                                                              ---------------------------------   -------------------------------
Profit/(loss) from ordinary activities before
income tax expense                                      3          (9,303,440)     (4,165,287)      (9,151,864)      (4,316,863)
                                                              ---------------------------------   -------------------------------

Profit/(loss) from ordinary activities after
related Income tax expense                                         (9,303,440)     (4,165,287)      (9,151,864)      (4,316,863)

Net profit/(loss) attributable to members of the
parent entity                                                      (9,303,440)     (4,165,287)      (9,151,864)      (4,316,863)
                                                              ---------------------------------   -------------------------------

Basic earnings/(loss) per share (cents per share)      17             (13.67c)         (8.07c)





         The accompanying notes form part of these financial statements.
                                       19

                          CITYVIEW CORPORATION LIMITED

             STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2002

                                                                      Consolidated Entity                     Parent Entity
                                                                    31-Dec-02        31-Dec-01         31-Dec-02       31-Dec-01
                                                       NOTE              $                $                  $               $

CURRENT ASSETS
Cash                                                     8            1,499,508         101,883          1,499,500          56,425
Receivables                                              9               23,612         173,487             23,612          17,836
                                                               ---------------------------------   --------------------------------
TOTAL CURRENT ASSETS                                                  1,523,120         275,370          1,523,112          74,261
                                                               ---------------------------------   --------------------------------

NON CURRENT ASSETS
Receivables                                             10            7,952,187      10,952,187          7,952,187      15,572,187
Investments                                             11                    -               -                 10              16
Equipment                                               12                7,907          10,177              7,907          10,177
Acquisition, exploration and development                13                    2       4,620,002                  -               -
                                                               ---------------------------------   --------------------------------
TOTAL NON CURRENT ASSETS                                              7,960,096      15,582,366          7,960,104      15,582,380
                                                               ---------------------------------   --------------------------------
TOTAL ASSETS                                                          9,483,216      15,857,736          9,483,216      15,656,641
                                                               ---------------------------------   --------------------------------

CURRENT LIABILITIES
Payables                                                14               84,415         108,355             84,415          58,836
                                                               ---------------------------------   --------------------------------
TOTAL CURRENT LIABILITIES                                                84,415         108,355             84,415          58,836
                                                               ---------------------------------   --------------------------------

NON CURRENT LIABILITIES
Provisions                                              15               12,860               -             12,860               -
                                                               ---------------------------------   --------------------------------
TOTAL NON CURRENT LIABILITIES                                            12,860               -             12,860               -
                                                               ---------------------------------   --------------------------------
TOTAL LIABILITIES                                                        97,275         108,355             97,275          58,836
                                                               ---------------------------------   --------------------------------

                                                               ---------------------------------   --------------------------------
NET ASSETS/(LIABILITIES)                                              9,385,941      15,749,381          9,385,941      15,597,805
                                                               =================================   ================================

EQUITY
Contributed equity                                     16(a)         57,235,996      54,295,996         57,235,996      54,295,996
Accumulated losses                                     16(e)        (47,850,055)    (38,546,615)       (47,850,055)    (38,698,191)
                                                               ---------------------------------   --------------------------------
Equity attributable to the
Members of the Parent entity                                          9,385,941      15,749,381          9,385,941      15,597,805
                                                               ---------------------------------   --------------------------------
TOTAL EQUITY                                                          9,385,941      15,749,381          9,385,941      15,597,805
                                                               =================================   ================================




        The accompanying notes form part of these financial statements.
                                       20

                          CITYVIEW CORPORATION LIMITED

                             STATEMENT OF CASH FLOWS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002


                                                                      Consolidated Entity                  Parent Entity
                                                                   31-Dec-02       31-Dec-01          31-Dec-02      31-Dec-01
                                                       NOTE            $               $                  $              $

Cash Flows From Operating Activities
Interest received                                                       260,117        211,251            260,117       211,251
Brokerage and advisory fees                                                   -       (549,638)                 -      (549,638)
Payments to suppliers and employees                                  (1,373,789)    (3,540,452)        (1,071,112)   (3,181,553)
                                                               ---------------------------------   -------------------------------
Net cash provided/(used) by operating activities       20(c)         (1,113,672)    (3,878,839)          (810,995)   (3,519,940)
                                                               ---------------------------------   -------------------------------

Cash flows from investing activities
Sale of shares in listed corporations                                   335,467              -            335,467             -
Loan to Sands Solutions Group Pty Ltd ("Sands                                 -       (500,000)                 -      (500,000)
Solutions")
Payment for acquisitions                                               (764,170)      (155,651)                 -             -
Payment for investment in listed corporation.                                 -       (163,911)                 -      (163,911)
Advance to controlled entities                                                -              -         (1,021,397)     (560,000)
                                                               ---------------------------------   -------------------------------
Net cash provided/(used) by investing activities                       (428,703)      (819,562)          (685,930)   (1,223,911)
                                                               ---------------------------------   -------------------------------

Cash from financing activities
Proceeds from the issue of shares                                     2,940,000      3,977,725          2,940,000     3,977,725
                                                               ---------------------------------   -------------------------------
Net cash provided/(used) by financing activities                      2,940,000      3,977,725          2,940,000     3,977,725
                                                               ---------------------------------   -------------------------------

Net increase/(decrease) in cash                                       1,397,625       (720,676)         1,443,075      (766,126)
Cash at the beginning of the financial year                             101,883        822,559             56,425       822,551
                                                               ---------------------------------   -------------------------------
Cash at the end of the financial year                  20(a)          1,499,508        101,883          1,499,500        56,425
                                                               ---------------------------------   -------------------------------





        The accompanying notes form part of these financial statements.
                                       21

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

1.       Statement of Significant Accounting Policies

     Basis of Reporting

     The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, all applicable Accounting Standards and Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board, and complies with other legal requirements.

     The financial report covers the consolidated entity CityView Corporation Limited ("CityView") and its controlled entities and CityView as an individual parent entity. CityView is a listed public company, incorporated and domiciled in Australia.

     The financial report has been prepared on an accrual basis and is based on historical cost and, except where stated, does not take into account changing money values or current valuations of non current assets. Cost is based on the consideration given in exchange for assets.

     Significant Accounting Policies
     Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, and that the substance of underlying transactions and other events is reported.

     The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

     Principles of Consolidation

     A controlled entity is an entity controlled by CityView. Control exists where CityView has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with CityView to achieve the objectives of CityView. A list of controlled entities is contained in Note 19 to the financial statements.

     All inter company balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated on consolidation.

     Where controlled entities have entered or left the consolidated entity during the year their operating results have been included from the date control was obtained or until the date control ceased.

     Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

     (b) Taxation

     The Company adopts the liability method of tax effect accounting under which the income tax expense shown in the statement of financial performance is calculated on profit/(loss) from ordinary activities adjusted for permanent differences. The tax effect of timing differences arising from items being brought to account in different periods for income and accounting purposes is carried forward in the balance sheet as a future tax benefit or a deferred tax liability.

     Future income tax benefits:
     (i) are not brought to account unless realisation of the asset is assured beyond reasonable doubt; and
     (ii)where they relate to tax losses are only brought to account when their realisation is virtually certain.

     (c) Foreign Currency

     Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

     Statement of Significant Accounting Policies (cont)
     The gains and losses from conversion of short-term assets and liabilities, whether realised or unrealised are included in profit from ordinary activities as they arise.

     The assets and liabilities of the overseas controlled entities, which are self-sustaining, are translated at year-end rates and operating results are translated at the rates ruling at the end of each month. Gains and losses arising on translation are taken directly to the foreign currency translation reserve.

     (d) Acquisition, Exploration and Development Expenditure

     The consolidated entity has interests in contracts to develop and operate oil and gas fields in Indonesia and the Philippines. These contracts are under standard terms for foreign companies operating in those countries and the amounts for acquisition costs and exploration and development expenditure are recorded at cost. The contracts are subject to controls and regulations by the respective host countries and to some extent may be affected by the political stability of those countries. While the share of revenue from shareable oil and gas from the operations in Indonesia and the Philippines will be receivable by the consolidated entity in US dollars, the ultimate recoverability of the acquisition costs and exploration and development expenditure will be dependent on the future development and successful exploitation of the respective areas of interest or the ultimate sale of those areas. The directors are not able to determine what effect these factors, together with any fall in world oil and gas prices, may have on the future values of any expenditure carried forward.

     (e) Equipment

     Each class of equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

     The carrying amount of equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

     The cost of fixed assets constructed within the consolidated entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

     (f)  Depreciation

     All equipment has been depreciated on a straight-line basis so as to write off the net cost of each asset over its expected useful life. The normal estimated useful life for equipment adopted for depreciation purposes is 3 years.

     (g) Investments

     Investments in controlled entities are recorded at cost and other investments are carried at cost or valuation determined by the directors.

     (h) Payables

     Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make payments for the purchase of goods or services received.

     (i) Receivables

     Trade and other receivables are recorded at amounts due less provision for doubtful debts if recovery of the full amount due is no longer probable.

     (j) Recoverable Amount of Non-Current Assets

     Non-current assets are written down to the recoverable amount where the carrying value of a non-current asset exceeds the recoverable amount. In determining the recoverable amount expected net cash flows have not been discounted.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

     Statement of Significant Accounting Policies (cont)

     (k) Employee Entitlements

     Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

     Contributions are made by the consolidated entity to employee superannuation funds and are charged as expenses when incurred.

     The Company does not record as an asset or a liability, the difference between the employer established defined benefit superannuation plan's accrued benefits and the net market value of the plans assets.

     The Company operates an Employee Share Plan, details of which are provided in Note 6 to the financial statements. Profits or losses incurred by employees, being the difference between the market value and the par value of the shares acquired, are not recorded by the Company as remuneration paid to employees.

                                                                    Consolidated Entity                    Parent Entity
                                                                 31-Dec-02        31-Dec-01          31-Dec-02        31-Dec-01
                                                              ---------------------------------   ----------------------------------
      Number of employees at year end                                1                2                  1                2


     The Company also uses the services of several consultants and contractors on an as needs basis.

     (l) Cash
     For the purpose of the statement of cash flows, cash includes:
         a. Cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
         b. Investments in money market instruments with less than 14 days to maturity.

     (m) Revenue

     Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

     Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

     (n) Comparative Figures

     Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

     (o) Going Concern

     The financial statements have been prepared adopting the going concern convention, which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business. The going concern convention has been adopted as agreements have been entered into under which the share of all expenditure for exploration and development of the areas of interest in Indonesia and the Philippines normally payable by the consolidated entity will in each case be met by outside joint venture partners (refer to Note 22). In addition arrangements have been made to raise sufficient funds to meet continuing operations of the consolidated entity.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002


                                                                       Consolidated Entity                     Parent Entity
                                                                    31-Dec-02        31-Dec-01          31-Dec-02       31-Dec-01
                                                                         $                $                  $               $
2.  Revenue

Revenue - Investing activities
Proceeds from the sale of shares in listed corporations                 335,467               -            335,467               -

Revenue - Operating activities

Sales                                                                         -               -                  -               -
Interest received on loan to Sands Solutions                            192,166         216,522            192,166         216,522
Interest received - other parties                                        67,374          12,565             67,374          12,565
                                                          --------------------------------------   --------------------------------
Total Revenue                                                           595,007         229,087            595,007         229,087
                                                          --------------------------------------   --------------------------------
3.  Loss from ordinary activities

Loss from ordinary activities before income tax has
been determined after:
Expenses
General and administrative expenses                                     713,428         870,930            713,428         834,336
Depreciation                                                              7,050           5,226              7,050           5,226
Marketing services                                                       33,487       1,579,107             33,487       1,579,107
Corporate public relations                                                    -         229,864                  -         229,864
Financial and brokerage services                                              -         319,774                  -         319,774
Consultants services                                                    351,501         675,063            351,501         303,233
Investment Loss                                                         408,811         714,410            257,234         714,410
Provision for doubtful debts                                          3,000,000               -          8,384,170         560,000
Provision for write-down of investments                               5,384,170               -                  -               -

4.  Income Tax
    (a) The prima facie income tax benefit on loss from ordinary activities before income tax reconciles to the income tax benefit in the financial statements as follows:

Loss from ordinary activities before income tax                      (9,303,440)     (4,165,287)        (9,151,863)     (4,316,863)
                                                          --------------------------------------   --------------------------------
Income tax expense/(benefit) calculated at 30% of
loss from ordinary activities before income tax for
year ended 31 December 2002                                          (2,791,032)     (1,249,586)        (2,745,559)     (1,295,059)

Permanent differences                                                    68,794         974,333             23,321       1,028,492

Timing differences and tax losses not brought to
account as future income tax benefits                                 2,520,648         275,253          2,520,648         266,567

Current Year Tax loss not recognised                                    201,590               -            201,590               -
                                                          --------------------------------------   --------------------------------
Income tax expense                                                            -               -                  -               -
                                                          --------------------------------------   --------------------------------
    (b) Future income tax benefits not brought to
        account as assets                                             3,626,922       3,425,331          3,626,922       3,425,331
                                                          --------------------------------------   --------------------------------
                                                                      3,626,922       3,425,331          3,626,922       3,425,331
                                                          --------------------------------------   --------------------------------

The taxation benefits of tax losses and timing differences not brought to account will only be obtained if:

  i) assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deductions to be realised;
 ii) conditions for deductibility imposed by the law are complied with; and
iii) no changes in tax legislation adversely affect the realisation of the benefit from the deductions.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

5.       Directors' Remuneration

The directors of the Company who held office during the Financial year ended 31 December 2002 were:

Y M Jumabhoy
P M Smyth (resigned 31 May 2002)
W M Shotton (resigned 11 April 2002)
D M Saunders (resigned 11 April 2002)
A I Saddique (appointed 31 May 2002)
R M Goh (appointed 22 March 2002)
Thinagaran (appointed 22 March 2002)
B Y Ee (appointed 4 April 2002)
Md N Ramli (appointed 31 May 2002)
J F Arbouw (appointed 31 May 2002)

                                                   Consolidated Entity                   Parent Entity
                                                31-Dec-02       31-Dec 01           31-Dec-02       31-Dec-01
                                                     $               $                   $               $
The aggregate of income paid or payable,
or otherwise made available, in respect
of the financial year, to all directors
of the Company, directly or indirectly,
by the Company or by any related party.                                               259,004          564,023
                                                                                 --------------------------------

The aggregate of income paid or payable,
or otherwise made available, in respect
of the financial year, to all directors
of each entity in the consolidated
entity, directly or indirectly, by the
entities in which they are directors or
by any related party.                            259,004              564,023
                                             -----------------------------------

The number of directors of the Company
whose total income falls within each
successive $10,000 band of income:

                                   Consolidated Entity                  Parent Entity
                               31-Dec-02       31-Dec 01           31-Dec-02       31-Dec-01
                                Number           Number             Number          Number
Nil                                7               1                   7               1
$20,000  -  $ 29,999               -               1                   -               1
$30,000  -  $ 39,999               -               1                   -               1
$50,000  -  $ 59,999               1               -                   1               -
$70,000  -  $ 79,999               1               -                   1               -
$100,000 -  $109,999               -               1                   -               1
$120,000 -  $129,999               1               1                   1               1
$250,000 -  $259,999               -               1                   -               1


All of the executives of the Company were also its directors during the financial year.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

6.       Employee Share Plan

There are no shares or options outstanding at 31 December 2002 under the Employee Share Plan.



                                                                     Consolidated Entity                    Parent Entity
                                                                  31-Dec-02        31-Dec-01          31-Dec-02       31-Dec-01
                                                                      $                $                  $               $
7.       Remuneration of Auditors

Amounts  received,  or due and  receivable  from the
Company and any related organisation for:
Auditing the financial statements                                       88,019           65,000             88,019          50,000
Other services                                                          17,540           15,000             17,540          15,000
                                                                                                   --------------------------------
                                                               ---------------------------------
                                                                       105,559           80,000            105,559          65,000
                                                               ---------------------------------   --------------------------------
8.    Cash
Cash on hand                                                               500              500                500             500
Cash at bank                                                         1,499,008          101,383          1,499,000          55,925
                                                               ---------------------------------   --------------------------------
                                                                     1,499,508          101,883          1,499,500          56,425
                                                               ---------------------------------   --------------------------------
9.    Current Receivables
Other debtors                                                           17,260          173,487             17,260          17,836
Deposits                                                                 6,352                -              6,352               -
                                                               ---------------------------------   --------------------------------
                                                                        23,612          173,487             23,612          17,836
                                                               ---------------------------------   --------------------------------

10.   Non Current Receivables
Loans to controlled entities - at cost                                       -                -          5,384,170       5,180,000
Provision for doubtful debt - at cost                                        -                -         (5,384,170)       (560,000)
Loan to Sands Solutions - at cost                                    3,000,000        3,000,000          3,000,000       3,000,000
Provision for doubtful debt - at cost                               (3,000,000)               -         (3,000,000)              -
Loans to Medco Madura Pty Ltd and
Medco Simenggaris Pty Ltd - at cost                                  7,952,187        7,952,187          7,952,187       7,952,187
                                                               ---------------------------------   --------------------------------
                                                                     7,952,187       10,952,187          7,952,187      15,572,187
                                                               ---------------------------------   --------------------------------

The loans to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd represent moneys owing to the Company for work previously carried out on the Madura and Simenggaris blocks in Indonesia and paid for by the Company. The ultimate recoverability of these loans is dependent upon the successful exploitation of the Madura and Simenggaris blocks by those companies.

Upon stringent review of the Company's assets, the Board of Directors made the decision to raise a provision for doubtful debt of the following assets:

Block SC41 Philippines     $4,620,000.00
ASAB Oil Limited           $  764,170.00

Both assets are held in the Company's 100% owned subsidiary CityView Asia Pty Ltd and are represented in the Parent Entity above as a loan to Controlled Entities.

Sands Solutions Group Pty Ltd       $3,000,000.00

A provision for doubtful debt has been raised against the loan to Sands Solutions Group Pty Ltd, due to the fact that Sands Solutions appointed a Administrator on 25 November 2002. Consequently on 5 December 2002, The Board of CityView, in order to protect the Company's rights obtained an order from the Supreme Court of Western Australia appointing Mervyn Kitay of Grant Thornton as receiver and manager of Sands Solutions.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002


                                                                        Consolidated Entity                    Parent Entity
                                                                     31-Dec-02        31-Dec-01          31-Dec-02       31-Dec-01
                                                                         $                $                  $               $
11.      Non-Current Investments
         In controlled entities - at cost
CityView Asia Pty Ltd                                                        -                -                 10              10
CityView Corporation (UK) Ltd                                                -                -                  -               6
                                                               ---------------------------------   --------------------------------
Total Non-Current Investments                                                -                -                 10              16
                                                               ---------------------------------   --------------------------------

12.   Equipment
Equipment at cost                                                       22,367           17,586             22,367          17,586
Less accumulated depreciation                                          (14,460)          (7,409)           (14,460)         (7,409)
                                                               ---------------------------------   --------------------------------
                                                                         7,907           10,177              7,907          10,177
                                                               ---------------------------------   --------------------------------

Balance at the beginning of year                                        10,177            9,723             10,177           9,723
Additions                                                                4,780            5,680              4,780           5,680
Depreciation expense                                                    (7,050)          (5,226)            (7,050)         (5,226)
                                                               ---------------------------------   --------------------------------
Carrying amount at year end                                              7,907           10,177              7,907          10,177
                                                               ---------------------------------   --------------------------------

13.   Acquisition, Exploration and Development
Acquisition costs and exploration and development
expenditure carried forward in respect of areas of
interest - at cost                                                   5,384,172        4,620,002                  -               -
Provision for write-down of investments                             (5,384,170)               -                  -               -
                                                               ---------------------------------   --------------------------------
                                                                             2        4,620,002                  -               -
                                                               ---------------------------------   --------------------------------

As mentioned in Note 10, the Board of Directors have raised a provision for write-down of investments totalling $5,384,170.00 comprising of two assets -
Block SC41 Philippines $4,620,000.00 and its interest in ASAB Oil $764,170.00

14.      Current Payables

Unsecured:
Trade creditors                                                         13,697           48,250             13,697          48,250
Accrued expenses                                                        70,718           60,105             70,718          10,586
                                                               ---------------------------------   --------------------------------
                                                                        84,415          108,355             84,415          58,836
                                                               ---------------------------------   --------------------------------

15.   Non Current Payables
Long Service Leave                                                      12,860                -             12,860               -
                                                               ---------------------------------   --------------------------------
                                                                        12,860                -             12,860               -
                                                               ---------------------------------   --------------------------------

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

16.   Equity

(a)      Contributed equity

         During the year ended 31 December 2002 the Company issued the shares listed below. Shareholders approved all placements.


                                       Issue price for         Number of           Share
       Date      Nature of Issue          each share             shares           capital
      -----     -----------------      ----------------        ----------        ---------
     14 01 02    Share placement            0.20                 400,000            80,000
     28 02 02    Share placement            0.22              13,000,000         2,860,000
                                                              ----------         ---------
                                                              13,400,000         2,940,000
Ordinary fully paid shares at 31 December 2001                56,761,616        54,295,996
                                                              ----------         ----------
Ordinary fully paid shares at 31 December 2002                70,161,616        57,235,996

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At shareholders' meetings each ordinary shareholder is entitled to one vote when a poll is called otherwise each shareholder has one vote on a show of hands.

(b)      Options:
         As at 31 December 2002 there were no options on issue:

(c)      Dividends:
         The Directors declared no dividend during the reporting period.

(d)      Franking credits
         The Company retains no franking credits for the year ended 31
         December 2002 and the year ended 31 December 2001.

(e)          Accumulated losses
                                                                   Consolidated Entity              Parent Entity

                                                                 31-Dec-02        31-Dec-01         31-Dec-02       31-Dec-01
                                                                      $                $                 $               $

Accumulated losses at the beginning of the financial year       38,546,615      34,381,328         38,698,191     34,381,328
Net loss attributable to the members of the parent entity        9,303,440       4,165,287          9,151,864      4,316,863
                                                                --------------------------------- ---------------------------------
Accumulated losses at the end of this financial year            47,850,055      38,546,615         47,850,055     38,698,191
                                                                --------------------------------- ---------------------------------

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002



17.  Earnings per share                                                    31-Dec-02                31-Dec-01

Basic earnings/(loss) per share (cents per share)                           (13.67c)                 (8.07c)

The weighted average number of ordinary shares on
issue used in the calculation of basic earnings per share                 68,044,904               51,579,570

Diluted earnings per share are not disclosed, as they are not materially different from basic earnings per share. Refer to Note 22 for ordinary shares issued subsequent to year-end.

18.  Financial Reporting by Segments

(a)  Industry Segments
                                     Investments                             Exploration                      Consolidated
                               31 Dec 02          31 Dec 01           31 Dec 02        31 Dec 01       31 Dec 02       31 Dec 01
                                   $                  $                   $                $               $               $
Revenue outside the
consolidated entity              595,007            211,251              -                -             595,007        211,251
                            ----------------- ------------------ ---------------- ----------------  --------------- -------------
Segment profit/(loss)
after income tax              (9,303,440)        (4,392,369)              -          227,082         (9,303,440)    (4,165,287)
                            ----------------- ------------------ ---------------- ----------------  --------------- --------------
Segment assets                    31,519          3,285,547       9,451,697       12,572,189          9,483,216     15,857,736

The major products and services covered by those segments are: Investments from general financing and corporate activities Exploration of oil and gas interests

(b)   Geographical Segments
                                      Indonesia                 Australia               United Kingdom              Consolidated
                               31 Dec 02    31 Dec 01    31 Dec 02    31 Dec 01    31 Dec 02    31 Dec 01    31 Dec 02     31 Dec 01
                                   $             $            $            $            $             $          $             $
Revenue outside the
consolidated entity                -            -      595,007      211,251             -             -       595,007       211,251
                           ------------- ------------ ------------ ------------ ------------- ------------- ------------- ----------
Segment profit/ (loss)
after income tax                   -      227,082   (9,151,864)  (3,983,945)     (151,576)     (408,424)   (9,303,440)   (4,165,287)
                           ------------- ------------ ------------ ------------ ------------- ------------- ------------- ----------
Segment Assets             7,952,187   12,572,189    1,531,029    3,084,446             -       201,101     9,483,216    15,857,736



The pricing of intersegmental transactions is the same as prices charged on transactions with parties outside the economic entity.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

19.  Particulars Relating to All Entities

                                                                    Type of
                                      Country of       Shares       Principal
                                     Incorporation      Held        Activity        Ownership Interest
                                   ----------------- ----------- -------------- ----------------------------
Parent entity                                                                        2002          2001
                                                                                     ----          ----
CityView Corporation Limited          Australia       Ordinary      Investment       100%          100%

Controlled entities
CityView Asia Pty Ltd                 Australia       Ordinary      Exploration      100%          100%

Other
Medco Madura Pty Ltd                  Australia       Ordinary      Exploration       25%           25%
Medco Simenggaris Pty Ltd             Australia       Ordinary      Exploration       25%           25%

On 8 April 2002 the Parent Entity sold 100% of the share capital of CityView
Corporation (UK) Ltd.

The accounts of Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are not included in the consolidated accounts according to the equity method of accounting for investments because the Company does not exercise a significant influence over those companies. The loans to Medco Madura Pty Ltd and Medco
Simenggaris Pty Ltd are classified as non-current receivables in the balance sheet (refer to Note 10).

                                                             Consolidated Entity                  Parent Entity

                                                           31-Dec-02        31-Dec-01          31-Dec-02       31-Dec 01
20.  Notes to Statement of Cash Flow                            $                $                  $               $

(a) Reconciliation of cash
Cash at the end of the financial year as shown in
the statement of cash flows is reconciled to the
related items in the balance sheet as follows:
Borrowings                                                           -                 -                  -             -
Cash                                                         1,499,508           101,883          1,499,500        56,425
                                                           ---------------------------------   ---------------------------------
                                                             1,499,508           101,883          1,499,508        56,425
                                                           ---------------------------------   ---------------------------------

(b) Business disposed of                                             -                 -                  -              -
During the year 100% of the Controlled Entity
CityView Corporation (UK) Ltd was disposed of

(c) Reconciliation of loss from ordinary activities
after tax to net cash provided by/(used by)
operating activities
Loss from ordinary activities                                (9,303,440)      (4,165,287)        (9,151,864)   (4,316,863)
Less non cash operating items:
Depreciation                                                      7,050            5,226              7,050         5,226
Write-downs to recoverable amount of investment               5,043,923          701,300            681,156       701,300
Issue of shares in lieu of payment to suppliers and
employees                                                             -          762,743                  -     1,067,425
Change in assets and liabilities net of the effect
of purchase and disposal of controlled entities:
(Increase)/decrease in receivables                            3,149,875         (920,025)         7,614,224      (744,918)
(Decrease)/increase in payables                                 (11,080)        (262,796)            38,439      (232,110)
                                                            ---------------------------------   --------------------------------
Net cash provided/(used) by operating activities             (1,113,672)      (3,878,839)          (810,995)   (3,519,940)
                                                            ---------------------------------   --------------------------------


(d) For the purpose of the statement of cash flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002


21. Related Party Disclosures

Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to other parties unless otherwise stated.

(a)  Directors
     The following persons held the position of director of the Company during the financial year ended 31 December 2002:

     Y M Jumabhoy              Appointed 16 October 2001
     A I Saddique              Appointed 31 May 2002
     R Goh                     Appointed 22 March 2002
     Thinagaran                Appointed 22 March 2002
     B Y Ee                    Appointed 4 April 2002
     Md N Ramli                Appointed 31 May 2002
     J F Arbouw                Appointed 31 May 2002
     P M Smyth                 Resigned 31 May 2002
     W M Shotton               Resigned 11 April 2002
     D M Saunders              Resigned 11 April 2002

The remuneration of directors is disclosed in Note 5 to the financial statements.

(b)  Interests of directors

         As at 31 December 2002 the directors of the Company and their related entities hold a relevant interest in the following shares and options in the Company:


                         31 December 02              31 December 01
        Shares             14,790,942                  1,446,084
        Options               Nil                      1,100,000


(c)  Transactions with directors and related entities

     (i) Mr Y M Jumabhoy is the proprietor of YMJ Consultancy. The Company entered into a contract with YMJ Consultancy dated 1 June 2002 for the provision of services relating to the Company's major shareholders based in Singapore and Malaysia and overseeing the Company's general operations in South East Asia

    (ii) Mr P M Smyth is a director and shareholder of Romarcam Investments Pty Ltd. The Company entered into a contract with Romarcam Investments Pty Ltd dated 3 December 2001 for the provision of management services. Fees paid during the financial year up to his resignation as a Director on 31 May 2002 at normal commercial rates were $128,777 compared to $253,523 in the previous year. These transactions have been reflected in Note 5.

(d)  Interests in director-related entities

     Apart from the disclosures in this note, no director has entered into a material contract with the Company since the end of the financial year and there were no material contracts involving interests of directors or payment upon termination subsisting at the end of the financial year.

(e)  Equity interests in controlled entities

     As disclosed in Note 19 the Company has the entire ownership of CityView Asia Pty Ltd., which is their only controlled entity.

(f)  Transactions within the group

     The parent in the consolidated entity is CityView Corporation Limited. As included in Note 10, CityView has raised a provision for doubtful debt of the Company's interest free operating loan to CityView Asia Pty Ltd.

     In addition, Medco Simenggaris Pty Ltd and Medco Madura Pty Ltd owe the Company $3,408,082 and $4,544,105 respectively, although these companies are not part of the consolidated entity (refer to Note 19).

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002

22.  Commitments for Expenditure

Madura and Simenggaris

Under the agreements between the Company and PT Medco Energi Corporation TBK ("Medco") all of the expenditure for exploration and development of the Madura and Simenggaris blocks, under a new work program as defined in the agreements and as agreed between Medco and the Indonesian state owned oil and gas organisation known as Pertamina would be met by Medco. The new work program, as already agreed, covers exploration and development work.

The cost of any subsequent work to the Madura and Simenggaris blocks will need to be met by the Company in proportion to its equity interests.

There are no other commitments for expenditure.


23.  Subsequent Events

     There have been no subsequent events effecting the financial statements for the year ended 31 December 2002.

                          CITYVIEW CORPORATION LIMITED


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002


24.      Financial Instruments

(a)  Significant Accounting Policies
     Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are outlined in Note 1 to the financial statements.

(b) The consolidated entity's exposure to interest rate risk which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities is as follows:

----------------------------------------------------- ---------------------------------------- --------------------------------
                                                                  FIXED INTEREST
----------------------------------------------------- ---------------------------------------- --------------------------------
                              Average     Variable     Less than       1 to 5      More than    Non-Interest        Total
                              Interest     Interest      1 Year        Years        5 years        Bearing
           2002                rate %         $            $             $             $              $               $
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Assets

Cash                           4.69%                  1,499,508                                                      1,499,508
Receivables                                                                                             23,612          23,612

Financial Liabilities

Payables                                                                                                97,275          97,275
                                                                  FIXED INTEREST
----------------------------------------------------- ---------------------------------------- --------------------------------
                              Average     Variable     Less than    1 to 5 Years   More than    Non-Interest        Total
                              Interest     Interest      1 Year          $          5 years        Bearing
           2001                rate %         $            $                           $              $               $
--------------------------- ------------- ----------- ------------- ------------- ------------ ---------------- ---------------
Financial Assets

Cash                                                                                                   101,883         101,883
Receivables                                                                                            173,487         173,487
Loan - Sands Solutions          7%                                    3,000,000                                      3,000,000

Financial Liabilities

Payables                                                                                               108,355         108,355

(c)  Credit Risk

     The Company has adopted a policy of only dealing with credit worthy parties and, where appropriate, obtaining sufficient collateral or security as a means of mitigating the risk of financial loss through defaults in contractual obligations.

     Except as disclosed in Note 10 the Company does not have any significant credit risk exposure to a single debtor or group of debtors having similar characteristics.

     The carrying amount of financial assets recorded in the financial statements, without provision for losses, represents the maximum exposure of the consolidated entity to credit risk without taking into account the value of any collateral or other security.

     The credit risk exposure of the consolidated entity would also include the difference between the carrying amount and the realisable amount.

(d)  Currency hedging

     The consolidated entity has not entered into forward foreign exchange contracts to hedge the exchange rate risk arising from transactions in foreign currencies.

(e)  Net Fair Value

     The carrying amount of assets and liabilities recorded in the financial statements represents their respective net fair values determined in accordance with the accounting policies referred to in Note 1.

                          CITYVIEW CORPORATION LIMITED

              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2002


25.  Company Details

     Registered office:                             Principal Place of Business
     1ST Floor                                      Level 9
     17 Ord Street                                  28 The Esplanade
     West Perth                                     Perth
     Western Australia 6005                         Western Australia 6000

Additional information as to holders of shares and options at 28 February 2003

Market Capitalisation
Shares on Issue           70,161,616
Options - Unlisted           Nil
Fully Diluted Capital     70,161,616

Trading volumes for the financial year ended 31 December 2002

                       AUS                     USA                  TOTAL
                     Volume                  Volume                 Volume
  January          2,750,432               3,011,700              5,762,132
  February         1,555,755               1,093,400              2,649,155
  March            2,200,167               2,168,700              4,368,867
  April            2,265,728               2,277,400              4,543,128
  May                932,917               1,137,100              2,070,017
  June             1,309,571                 691,700              2,001,271
  July             1,038,270                 745,800              1,784,070
  August             650,828                 349,600              1,000,428
  September          520,247                 641,000              1,161,247
  October            430,297                 506,500                936,797
  November         1,096,600                 986,900              2,083,500
  December         3,929,800               2,486,800              6,416,600
                  ----------              -----------            -----------
     Total        18,680,612              16,096,600             34,777,212

Number of Share and Option Holders

Ordinary Share Capital
70,161,616 fully paid ordinary shares held by 1024 individual shareholders

Options
No outstanding options

Voting Rights
In accordance with the constitution of the Company, on a show of hands each shareholder present in person or by proxy, representative or attorney has one vote and on a poll every shareholder present in person or by proxy, representative or attorney has, in respect of fully paid shares, one vote for every share held.

None of the options confers a right to vote but shares issued upon the exercise of options will rank equally in all respects (including voting rights) with the then existing issued fully paid ordinary shares.

Distribution of Shareholding

Holdings                       Shareholders
1 to 1,000                         240
1,001 to 5,000                     358
5,001 to 10,000                    180
10,001 to 100,000                  215
100,001 and over                    31
                                -------
   Total                         1,024

Number of shareholders holding less than a marketable parcel: 423

                          CITYVIEW CORPORATION LIMITED

Additional information as to holders of shares and options at 28 February 2003 (continued)


Substantial Shareholders

       Name                                     Number of Shares                  Percentage of Capital

US Control Account
C/- Computershare Trust Company Inc                 23,711,915                             33.80%
Midwestern Oil Pte Ltd                              14,760,517                             21.04%
Malaysia Mining Corporation Berhad                   8,616,188                             12.28%


Twenty Largest Holders of Shares

Name                                                  Shares                      Percentage of Capital
-----                                              -----------                   -----------------------
US Control Account
C/- Computershare Trust Company Inc                 23,711,915                             33.80%
Midwestern Oil Pte Ltd                              14,760,517                             21.04%
Malaysia Mining Corporation Berhad                   8,616,188                             12.28%
OCBC Securities Pte Ltd                              2,908,570                              4.15%
Phillip Securities Pte Ltd A/C Clients               2,090,000                              2.98%
Tower Trust Limited                                  1,016,931                              1.45%
Uob Kay Hian Pte Ltd                                   856,026                              1.22%
William Mansell Shotton                                739,483                              1.05%
Ka Fai Martin Wong                                     710,951                              1.01%
Thomas Omar Pte Ltd                                    500,000                              0.71%
David Cliffe                                           480,000                              0.68%
Chien Cheng Goh                                        400,000                              0.57%
Tonbar Pty Ltd                                         359,336                              0.51%
Kenneth John Thomas & Beryl Winifred Thomas            345,000                              0.49%
Entity Holdings Pty Ltd                                318,855                              0.45%
Michael Vincent Taylor                                 310,251                              0.44%
Dr Eng Chiang Ong                                      300,000                              0.43%
Tonbar Pty Limited                                     294,630                              0.42%
Mr Say Hann Ng                                         220,000                              0.31%
Mr Michael Riabkoff                                    215,782                              0.31%
                                                   -------------
TOTAL                                               59,154,435

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